EXHIBIT 99.1

Osisko Development Publishes Inaugural Sustainability Report for 2021

MONTREAL, Aug. 16, 2022 (GLOBE NEWSWIRE) -- Osisko Development Corp. (“Osisko Development” or the “Company”) (ODV TSX.V & NYSE) is pleased to announce our inaugural sustainability report for 2020 and 2021 is now available on our corporate website; click here to view the report.

Osisko Development understands that our success is measured by more than the gold we produce. Operating in an environmentally and socially responsible way is intricately connected to our long-term success. As our organization continues to evolve and grow, so will the expectations of our stakeholders. Our first sustainability report describes our management approach to, and performance in, a variety of environmental, social and governance (“ESG”) considerations.

Osisko Development’s three pillars of sustainability are:

  Being a good neighbour in the communities in which we live and work,
  Supporting an engaged workforce that values safety, diversity, and technical excellence, and
  Demonstrating a commitment to environmental stewardship.

The sustainability report covers topics expanding beyond conventional financial performance, to define the legacy we will continue to create in the natural environment and the communities where we operate.

Our approach to sustainability will evolve with our business and our sustainability report for 2022 will include information detailing our sustainability initiatives in relation to our San Antonio project in Sonora, Mexico as well as our Tintic project in Utah, U.S.A. This report is just one part of our ongoing commitment to transparency, and we welcome your feedback.

Chris Pharness, Vice President Sustainable Development for Osisko Development, commented

“Sustainability in the mining industry is inseparable from our business strategy. Living up to this commitment begins with our people and is reflected in our meaningful relationships with Indigenous nations, community members, and other groups.”

About Osisko Development Corp.

Osisko Development Corp. is uniquely positioned as a premier gold development company in North America to advance the Cariboo Gold Project and other Canadian, U.S.A. and Mexican properties, with the objective of becoming the next mid-tier gold producer. The Cariboo Gold Project, located in central British Columbia, Canada, is Osisko Development's flagship asset. The considerable exploration potential at depth and along strike distinguishes the Cariboo Gold Project relative to other development assets. Osisko Development's project pipeline is complemented by its interest in the San Antonio gold project, located in Sonora, Mexico and the Trixie gold test mine, located in Utah, U.S.A.

For further information about Osisko Development (NYSE:ODV; TSX-V:ODV), please visit www.osiskodev.com or follow us on Twitter @OsiskoDev

For further information, please contact Osisko Development Corp.:
Jean Francois Lemonde
VP, Investor Relations
jflemonde@osiskodev.com
Tel: 514-299-4926

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. These forward‐ looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐ looking statements. Forward‐ looking statements are not guarantees of performance. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐ looking statements. Information contained in forward‐ looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, results of further exploration work to define and expand mineral resources, expected conclusions of optimization studies, as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be “forward looking information”. Material assumptions also include, management’s perceptions of historical trends, current conditions and expected future developments, results of further exploration work to define and expand mineral resources, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions, regulatory framework, the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management’s geological modelling; the ability of to complete further exploration activities, including drilling; property and stream interests in the Project; the ability of the Company to obtain required approvals; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal prices; dilution; environmental risks; and community and non-governmental actions and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses. Readers are urged to consult the disclosure provided (i) under the heading "Risk Factors" in the annual information form of the Company for the year ended December 31, 2021, as amended, and (ii) under the heading "Risks and Uncertainties" in the management's discussion and analysis of the Company for the year ended December 31, 2021, as amended, each of which has been filed on SEDAR (www.sedar.com) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov),for further information regarding the risks and other factors applicable to the exploration results. Although the Company’s believes the expectations conveyed by the Forward-looking Statements are reasonable based on information available at the date of preparation, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-looking Statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.